SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                       (AMENDMENT NO. 17 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                                BRITESMILE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    110415106
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          NEW YORK, NEW YORK 10104-0050
                                 (212) 468-8007
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  June 13, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    LCO INVESTMENTS LIMITED
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              WC
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           GUERNSEY, CHANNEL ISLANDS
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    3,894,970 (which includes 341,668
                                        shares subject to acquisition within 60
                                        days on exercise of certain Warrants)

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    3,894,970 (which includes 341,668
                                        shares subject to acquisition within 60
                                        days on exercise of certain Warrants)

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     3,894,970 (which includes 341,668
      owned by each reporting person    shares subject to acquisition within 60
                                        days on exercise of certain Warrants)

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    36.92%

(14)  Type of reporting person (see
      instructions).................    CO

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    THE ERSE TRUST
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              Not applicable
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           GUERNSEY, CHANNEL ISLANDS
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    None

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    None

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     3,894,970 (which includes 341,668
      owned by each reporting person    shares subject to acquisition within 60
                                        days on exercise of certain Warrants)

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    36.92%

(14)  Type of reporting person (see
      instructions).................    OO(Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    CAP ADVISERS LIMITED
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              WC
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           UNITED KINGDOM
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    52,053

(8)   Shared voting power...........    39,636

(9)   Sole dispositive power........    52,053

(10)  Shared dispositive power......    39,636

(11)  Aggregate amount beneficially     3,992,444 (which includes 341,668
      owned by each reporting person    shares subject to acquisition within 60
                                        days on exercise of certain Warrants)

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    37.85%

(14)  Type of reporting person (see
      instructions).................    CO

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    ANTHONY M. PILARO
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              Not Applicable
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           IRELAND
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    None

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    None

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     3,992,444 (which includes 341,668
      owned by each reporting person    shares subject to acquisition within 60
                                        days on exercise of certain Warrants)

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    37.85

(14)  Type of reporting person (see
      instructions).................    IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    THE LCP II TRUST
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              Not Applicable
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           JERSEY, CHANNEL ISLANDS
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    533,335

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    533,335

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     533,335
      owned by each reporting person

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    5.06%

(14)  Type of reporting person (see
      instructions).................    00 (Trust)

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    AMP TRUST
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              WC
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           JERSEY, CHANNEL ISLANDS
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    4,500

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    4,500

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     4,500
      owned by each reporting person

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    .04%

(14)  Type of reporting person (see
      instructions).................    00 (Trust)

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    CAP CHARITABLE FOUNDATION
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              Not Applicable
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           GUERNSEY, CHANNEL ISLANDS
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    7,500

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    7,500

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     7,500
      owned by each reporting person

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    .07%

(14)  Type of reporting person (see
      instructions).................    00 (Trust)

                                  SCHEDULE 13D

CUSIP NO. 110415205

(1)   Name of reporting persons.....    EXCIMER VISION LEASING L.P.
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              WC
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           Delaware
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    318,170

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    318,170

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     318,170
      owned by each reporting person

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    3.01%

(14)  Type of reporting person (see
      instructions).................    PN

                                  SCHEDULE 13D

CUSIP NO. 110415205

(1)   Name of reporting persons.....    CAP PROPERTIES LIMITED
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              WC
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           Delaware
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    318,170     \1

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    318,170     \1

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     318,170      \1
      owned by each reporting person

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    3.01%

(14)  Type of reporting person (see
      instructions).................    CO

\1 CAP Properties is the general partner of Excimer Vision Leasing, L.P. and has the sole right to vote the shares held directly by Excimer.

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    JOHN L. REED
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              PF
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           UNITED STATES
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    293,378

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    292,378

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     292,378
      owned by each reporting person

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    2.77%

(14)  Type of reporting person (see
      instructions).................    IN

                                  SCHEDULE 13D

CUSIP NO. 110415106

(1)   Name of reporting persons.....    R. ERIC MONTGOMERY
      S.S. or I.R.S. identification
      Nos. of above persons.........

(2)   Check the appropriate box if a    (a) [X]
      member of a group (see
      instructions).................    (b) [_]

(3)   SEC use only..................

(4)   Source of funds (see              PF
      instructions).................

(5)   Check if disclosure of legal
      proceedings is required pursuant
      to items 2(d) or 2(e).........    [_]

(6)   Citizenship or place of           UNITED STATES
      organization..................

Number of shares beneficially owned by
each reporting person with:

(7)   Sole voting power.............    316,320

(8)   Shared voting power...........    None

(9)   Sole dispositive power........    316,320

(10)  Shared dispositive power......    None

(11)  Aggregate amount beneficially     316,320
      owned by each reporting person

(12)  Check if the aggregate amount in
      Row (11) excludes certain shares
      (see instructions)............    [_]

(13)  Percent of class represented by
      amount in Row (11)............    2.99%

(14)  Type of reporting person (see
      instructions).................    IN

                        BRITESMILE, INC. SCHEDULE 13D
                               AMENDMENT NO. 17


NOTE: This Amendment No. 17 amends a Statement on Schedule 13D originally filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999, by an Amendment No. 9 filed on July 13, 2000, by an Amendment No. 10 filed on January 11, 2001, by an Amendment No. 11 filed on July 23, 2001, by an Amendment No. 12 filed on November 13, 2001, by an Amendment No. 13 filed on December 17, 2001, by an Amendment No. 14 filed on January 27, 2003, by an Amendment No. 15 filed on January 7, 2004 and by an Amendment No. 16 filed on June 2, 2006. This Amendment No. 17 is filed on behalf of LCO Investments Limited, The ERSE Trust, CAP
Advisers Limited, Anthony M. Pilaro, the LCP II Trust, the AMP Trust, CAP Charitable Foundation, Excimer Vision Leasing L.P., CAP Properties Limited, John
L. Reed and R. Eric Montgomery.

      This Amendment No. 17 is being filed to reflect (a) the receipt by LCO Investments Limited of 333,336 additional shares of BriteSmile's Common Stock,
(b) the addition of John L. Reed and R. Eric Montgomery as members of the group filing this Schedule 13D, and (c) the agreement of the reporting persons to vote against an unsolicited proposal made by Futuredontics, Inc. to acquire all of the outstanding shares of BriteSmile's Common Stock. There has been no change in the information set forth in response to Item 1 of Schedule 13D. Accordingly, that Item is omitted from this Amendment No. 17.

      The inclusion of The ERSE Trust and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

Item 2. Identity and Background.

      Item 2 is amended to add the following two persons as persons filing this statement.

John L. Reed

      (a) A person included within the group filing this Statement is John L. Reed ("Mr. Reed").

      (b) The business address of Mr. Reed is care of BriteSmile, 460 North Wiget Lane, Walnut Creek, CA 94598.

      (c) The principal present occupation of Mr. Reed is to serve as President and a Director of BriteSmile whose principal business address is 460 North Wiget Lane, Walnut Creek, CA 94598.

      (d) Mr. Reed has not, during the last five years, been convicted in any criminal proceeding (excluding any traffic violations or similar misdemeanors).

      (e) Mr. Reed, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Reed is a citizen of the United States.

R. Eric Montgomery

      (a) A person included within the group filing this Statement is R. Eric Montgomery ("Mr. Montgomery").

      (b) The business address of Mr. Montgomery is 815 Pleasant Street, Lee, MA 01238.

      (c) The principal present occupation of Mr. Montgomery is to serve as the Chief Executive Officer of Oraceutical LLC whose principal business address is 815 Pleasant Street, Lee, MA 01238.

      (d) Mr.  Montgomery has not, during the last five years, been convicted in
any  criminal   proceeding   (excluding   any  traffic   violations  or  similar
misdemeanors).

      (e) Mr. Montgomery, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Montgomery is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration.

      Item 3 is amended to make  reference to the cover pages of this  Amendment
No. 17 for the source of funds,  if  applicable,  used by each person  listed in
Item 2 to acquire the Common Stock which is beneficially owned by such person.

Item 4. Purpose of Transaction.

      Item 4 is amended to expand the amendment made by Amendment No. 16 so that such amendment as amended by Amendment No. 17 shall read as follows:

      The reporting persons may seek to acquire additional shares of BriteSmile's Common Stock in public or private purchases and/or to form a group with one or more holders of BriteSmile's Common Stock so that the reporting persons, alone or together with the members of a group, have the power to vote more than 50% of the outstanding shares of BriteSmile's Common Stock. The reporting persons may, alone or together with such group, consider and pursue any of the transactions specified in Item 4 of Schedule 13D including but not limited to taking BriteSmile private and terminating the registration of its Common Stock under the Securities and Exchange Act of 1934, as amended. In the event that the reporting persons, alone or together with the members of a group, hold more than 50% of the outstanding shares of BriteSmile's Common stock, they would have the power under BriteSmile's charter and bylaws to appoint the members of BriteSmile's Board of Directors and to authorize any transactions required to be approved by BriteSmile's stockholders, including a merger of BriteSmile with or into another entity and a sale of all or substantially all of BriteSmile's assets.


      In addition, on June 9, 2006, Futuredontics, Inc. issued a press release announcing an unsolicited proposal to acquire all of the outstanding shares of BriteSmile's Common Stock for $2.00 per share in cash and $2.00 per share in Futuredontics common stock. The reporting persons have informed BriteSmile that they are not interested in approving a transaction with Futuredontics on the proposed terms. The reporting persons have agreed to vote against the Futuredontics proposal if it is presented for a vote of holders of BriteSmile's Common Stock.

Item 5. Interest in Securities of the Issuer.

      Item 5(a)

      Item 5(a) is hereby amended to read in its entirety as follows:

      Reference is made to the cover pages of this Statement for the aggregate number and the percentage of BriteSmile's outstanding Common Stock which is beneficially owned by each person listed in Item 2.

      Item 5(c)

      Item 5(c) is amended to add the following paragraph.

      On June 6, 2006 the ERSE Trust received an aggregate of 333,336 shares of Common Stock from two related trusts as a gratuitous distribution pursuant to the terms of trust agreements governing such two related trusts. One June 6, 2006 the ERSE Trust transferred such 333,336 shares to LCO Investments Limited, which is wholly owned by the ERSE Trust, as a contribution to the capital of LCO Investments Limited.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The persons named in Item 2 have entered into a 13D Group Agreement pursuant to which, among other things, (i) they have agreed to form a group with respect to BriteSmile and their respective holdings of Common Stock; (ii) they have agreed to join in the filing of a single joint Schedule 13D and that such single joint filing will be filed on behalf of each of them; (iii) they have agreed upon the statement set forth in Item 4 of this Amendment No. 17; (iv) they have agreed to vote against the Futuredontics proposal described in Item 4 above if such proposal is presented for a vote of holders of BriteSmile's Common Stock; (v) they have reserved the right to acquire, dispose of and (except as set forth in subsection (iv) above) vote their Common Stock independently of one another, and (vi) they have reserved the right to withdraw from the group. A copy of the 13D Group Agreement is being filed as an Exhibit to this Amendment 17 to Schedule 13D.

Item 7. Material to be Filed as Exhibits

      Exhibit E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of LCO Investments, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

      Exhibit AA which was previously filed as an exhibit to the Form 3 filed by LCP II with respect to shares of Common Stock, is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of The LCP II Trust.

      Exhibit CC which was previously filed as an exhibit to the Form 3 filed by AMP Trust with respect to shares of Common Stock, is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of AMP Trust.

      Exhibit DD which was previously filed as an Exhibit to the Form 3 filed by CAP Charitable Foundation with respect to shares of Common Stock, is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of CAP Charitable Foundation.

      Exhibit FF which was previously filed is the Amended and Restated Joint Filing Agreement among LCO Investments Limited, the ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro, the LCP II Trust, the AMP Trust, CAP Charitable Foundation, Excimer Vision Leasing, L.P. and CAP Properties Limited, dated November 24, 2003. Exhibit JJ is the Power of Attorney appointing Craigh Leonard as Attorney in Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of CAP Properties Limited and Excimer Vision Leasing L.P.

      Exhibit KK is the 13D Group Agreement among John L. Reed, R. Eric Montgomery, LCO Investments Limited, the ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro, the LCP II Trust, the AMP Trust, CAP Charitable Foundation, Excimer Vision Leasing, L.P. and CAP Properties Limited.

                                  Signatures

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 13, 2006

                                    LCO INVESTMENTS LIMITED


                                    By/s/Craigh Leonard
                                      ---------------------------------------
                                       Craigh Leonard, Attorney-in-Fact

                                    THE ERSE TRUST


                                    By/s/Craigh Leonard
                                      ---------------------------------------
                                       Craigh Leonard, Attorney-in-Fact

                                    CAP ADVISERS LIMITED


                                    By/s/Craigh Leonard
                                      ---------------------------------------
                                       Craigh Leonard, Attorney-in-Fact


                                    /s/Craigh Leonard
                                    -----------------------------------------
                                       Anthony M. Pilaro, by Craigh Leonard,
                                       Attorney-in-Fact

                                    LCP II TRUST


                                    By:/s/Craigh Leonard
                                       --------------------------------------
                                       Craigh Leonard, Attorney-in-Fact

                                    AMP TRUST


                                    By:/s/Craigh Leonard
                                       --------------------------------------
                                       Craigh Leonard, Attorney-in-Fact

                                    CAP CHARITABLE FOUNDATION


                                    By:/s/Craigh Leonard
                                       --------------------------------------
                                       Craigh Leonard, Attorney-in-Fact

                                    EXCIMER VISION LEASING L.P.



                                    By:/s/Craigh Leonard
                                       --------------------------------------
                                       Craigh Leonard, Attorney-in-Fact

                                    CAP PROPERTIES LIMITED


                                    By:/s/Craigh Leonard
                                       --------------------------------------
                                       Craigh Leonard, Attorney-in-Fact


                                    /s/  John L. Reed
                                       --------------------------------------
                                       John L. Reed


                                    /s/ R. Eric Montgomery
                                       --------------------------------------
                                       R. Eric Montgomery